2 November 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 26 October to 30 October it purchased through UBS AG London Branch plc a total of 697,106 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	UBS AG London Branch
Intermediary Code:	UBSWGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
26/10/2026	136,712	3048	2990	3019.2552
27/10/2026	137,079	3022	2940	2978.6105
28/10/2026	139,022	2945	2889	2919.3695
29/10/2026	141,956	2933	2881	2911.8547
30/10/2026	142,337	3037	2941	3004.0532

Following the settlement of the above transactions, RELX PLC holds 1,848,796 ordinary shares in treasury, and has 1,740,433,788 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 84,740,924 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/4287B_1-2026-11-2.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66